                                                                                                                Exhibit 99.1
                                                        Explanatory Note
        Pursuant to that certain stock option agreement dated December 15, 2004, the Reporting Person was awarded 20,000 option shares.  The option shares will vest and become exercisable 20% per year starting from the first anniversary of the grant date.